UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934

SoFi Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83406F102
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Susan H. Mac Cormac, Esq. Scott Lesmes, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83406F102
1	NAMES OF REPORTING PERSONS
SB Sonic Holdco (UK) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
64,685,234(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
64,685,234(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,685,234(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The Shares held by SB Sonic presented above are as of immediately following the Business Combination.
(2)	Based on 794,692,813 Shares outstanding as of May 28, 2021, as reported by the Issuer in a Current Report on Form 8-K, filed with the SEC on June 4, 2021.
(The terms used above are defined in Items 1, 2, 5 and 6 of this Schedule 13D).

CUSIP No. 83406F102
1	NAMES OF REPORTING PERSONS
SoftBank Group Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
53,110,699(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
53,110,699(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,110,699(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The Shares held by SBGC presented above are as of immediately following the Business Combination and the Share Repurchase.
(2)	Based on 794,692,813 Shares outstanding as of May 28, 2021, as reported by the Issuer in a Current Report on Form 8-K, filed with the SEC on June 4, 2021.
(The terms used above are defined in Items 1, 2, 5 and 6 of this Schedule 13D).

CUSIP No. 83406F102
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
117,795,933(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
117,795,933(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,795,933(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The Shares are held directly by SBGC and SB Sonic, wholly owned subsidiaries of SoftBank. The shares presented above are as of immediately following the Business Combination and the Share Repurchase.
(2)	Based on 794,692,813 Shares outstanding as of May 28, 2021, as reported by the Issuer in a Current Report on Form 8-K, filed with the SEC on June 4, 2021.
(The terms used above are defined in Items 1, 2, 5 and 6 of this Schedule 13D).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Shares”), of SoFi Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 234 1st Street, San Francisco, California 94105.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiaries SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”) and SB Sonic Holdco (UK) Limited, a private limited company incorporated in England and Wales (“SB Sonic”, and together with SBGC, the “SoftBank Holders”, and together with SBGC and SoftBank, the “Reporting Persons”). The principal business address of SoftBank is 1-7-1, Kaigan, Minato-ku, Tokyo 105-7537 Japan. The principal business address of SBGC and SB Sonic is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP. SoftBank is a Japanese publicly traded holding company that manages its holdings and conducts its operations through various subsidiaries. SBGC and SB Sonic are holding companies for various SoftBank investments.

The name, business address, citizenship and present principal occupation or employment of each executive officer and member of the Board of Directors of SoftBank, SBGC and SB Sonic are set forth on Appendix A-1, A-2 and A-3, respectively, and are incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Appendices A-1, A-2 or A-3, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D, including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the Merger Agreement, Shareholders’ Agreement, Share Repurchase Agreement, Registration Rights Agreement and Lockup Agreement (each as defined in Item 6), and the other matters described therein, is hereby incorporated by reference.

Plan or Proposals

Each of the Reporting Persons acquired the Shares reported herein for investment purposes.

Messrs. Michel Combes and Carlos Medeiros currently serve as members of the board of directors of the Issuer. Messr. Combes is a director of SBGC.

Although the Reporting Persons do not currently have any specific plan or proposal to acquire or dispose of Shares (except as otherwise described in this Schedule 13D), each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire Shares or securities convertible, exchangeable or exercisable for or into Shares or dispose of any or all of the Shares it holds (including, without limitation, transferring such Shares to affiliated transferees, or entering into derivative, borrowing or lending transactions), depending upon an ongoing evaluation of its investment in the Shares, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the agreements described herein, the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell Issuer securities utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Appendices A-1, A-2 or A-3 attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 794,692,813 Shares outstanding as of May 28, 2021, as reported by the Issuer in a Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2021.

As the SoftBank Holders are wholly owned subsidiaries of SoftBank, SoftBank may be deemed to indirectly beneficially own the Shares directly beneficially owned by the SoftBank Holders. SBGC expressly disclaims beneficial ownership with respect to the Shares deemed to be beneficially owned by SB Sonic, and SB Sonic expressly disclaims beneficial ownership with respect to the Shares deemed to be beneficially owned by SBGC.

(c) Other than as described in this Item 5, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons set forth on Appendices A-1, A-2 or A-3, has effected any transaction in Shares during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

Pursuant to the Agreement and Plan of Merger, dated as of January 7, 2021, as amended on March 16, 2021 (as amended, the “Merger Agreement”), by and among Social Capital Hedosophia Holdings Corp. V (“Social Capital”), Plutus Merger Sub Inc. (“Merger Sub”) and Social Finance, Inc. (“Social Finance”), on May 28, 2021 (the “Closing Date”), Merger Sub merged with and into Social Finance, with Social Finance continuing as the surviving entity and as a wholly owned subsidiary of Social Capital (the “Business Combination”). In connection with the completion of the Business Combination (the “Closing”), the name of Social Capital was changed to SoFi Technologies, Inc.

Pursuant to the Merger Agreement, at the effective time of the Business Combination, SBGC and SB Sonic received 68,110,699 and 64,685,234 Shares, respectively.

Shareholder’s Agreement

Pursuant to the Merger Agreement, in connection with the Closing, the Issuer entered into a Shareholders’ Agreement with SCH Sponsor V LLC (the “Sponsor”), QIA FIG Holding LLC (“QIA”), Red Crow Capital, LLC (the “Red Crow Investors”), Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV (Delaware II) L.P. (together, the “Silver Lake Investors”), the SoftBank Holders, and certain other parties named therein (the “Shareholders’ Agreement”).

Share Repurchase. In accordance with the Shareholders’ Agreement, on the Closing Date, the Issuer entered into a share repurchase agreement with SBGC (the “Share Repurchase Agreement”), pursuant to which the Issuer agreed to repurchase on the Closing Date, for $10 per share, an aggregate of 15,000,000 Shares from SBGC (the “Share Repurchase”). The amounts reported as beneficially owned by SBGC and SoftBank reflect the Share Repurchase.

Issuer Board of Directors. Pursuant to the Shareholders’ Agreement, certain of the parties have rights to nominate persons for the Issuer’s board of directors, as follows: the SoftBank Holders – two directors and one independent director; QIA – one director; the Red Crow Investors – one director and one independent director; the Silver Lake Investors – one director; and the Sponsor – two independent directors.  The rights of the parties to nominate directors to the Issuer’s board of directors are subject to their (and their respective permitted transferees’) beneficial ownership of specified amounts of the Shares beneficially on the closing date of the Mergers and decrease as their beneficial ownership of Shares decreases. Messrs. Combes and Medeiros are the SoftBank Holders’ two director nominees and G. Thompson Hutton is the SoftBank Holders’ independent director nominee, all of whom now serve on the Issuer’s board of directors.

The parties to the Shareholders’ Agreement agreed severally with the Issuer to take all necessary actions to cause the board nominees designated pursuant to the Shareholders’ Agreement to be elected to the Issuer’s board of directors. Following completion of the initial terms of each of the independent directors, the independent directors will be nominated by the Issuer’s Nominating and Corporate Governance Committee.

Additional Potential Share Repurchases. Pursuant to the Shareholders’ Agreement, if, as of the Closing, the Issuer maintains an amount of available cash that exceeds a certain minimum threshold, and the board of directors of  the Issuer approves the repurchase of Shares, then until the earlier of 180 days following the Closing and such time as the amount of such repurchases equals $100 million (the “Repurchase Limit”), the Issuer will offer the SoftBank Holders, the Silver Lake Investors, and QIA the right to sell Shares to the Issuer at $10.00 per share. The SoftBank Holders’ right to sell Shares to the Issuer is subject to an initial seven-day period when only the Silver Lake Investors and QIA may sell Shares.  Following such period, the SoftBank Holders may sell up to a percentage of Shares equal to its pro rata share of the total Shares held by the SoftBank Holders, the Silver Lake Investors and QIA, subject to the Repurchase Limit. If a holder elects not to sell the maximum number of shares permitted under the Shareholders’ Agreement and available under the Repurchase Limit, the other holders may sell additional shares to the extent their initial sales request was not fulfilled until the Repurchase Limit is reached.

Conversion of Shares of SoFi Common Stock to Non-Voting Shares

Under the Issuer’s Certificate of Incorporation, the SoftBank Holders have the right to convert their Shares into non-voting common stock (“Non-Voting Shares”) of the Issuer. Further, pursuant to the Issuer’s Certificate of Incorporation and the Shareholders’ Agreement, in the event the Issuer becomes a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended), then the minimum number of Shares held by the SoftBank Holders will automatically be converted into an equal number of Non-Voting Shares so that the SoftBank Holders, together with their affiliates, would not own or control, or be deemed to own or control, collectively, greater than 24.9% (or 14.9%, if required by the Board of Governors of the Federal Reserve Board) of the voting power of any class of voting securities of the Issuer.  The Non-Voting Shares may be converted into Shares in the following circumstances (each, a “Permitted Regulatory Transfer”):  (1) in a widespread public distribution; (2) to the Issuer; (3) in transfers in which no transferee (or group of associated transferees) would receive 2% or more of the outstanding securities of any class of voting securities of the Issuer; or (4) to a transferee that would control more than 50% of every class of voting securities of the issuing company without any transfer from the person.  Further, a SoftBank Holder may convert Non-Voting Shares into the same number of Shares in connection with any issuances of Shares by the Issuer so long as the SoftBank Holder does not acquire a higher percentage of the outstanding Shares than the SoftBank Holder controlled immediately prior to such issuance.

Registration Rights Agreement

On the Closing Date, the SoftBank Holders and other parties thereto entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Shares and other Issuer securities, including the Non-Voting Shares (if and when issued), received by such parties in connection with the Business Combination (the “Registrable Securities”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a shelf registration statement within 45 days following the Closing Date in respect of the Registrable Securities, and will use reasonable best efforts to maintain or, in the event it ceases to be effective, replace such shelf registration statement until such parties have sold all eligible equity securities of the Issuer beneficially owned by such parties as of the Closing Date. The SoftBank Holders and other parties to the Registration Rights Agreement are entitled to customary piggyback rights on registered offerings of equity securities of the Issuer or other parties.

The SoftBank Holders and certain other parties to the Registration Rights Agreement are entitled from time-to-time to deliver to the Issuer take-down notices under the shelf registration statement stating their intent to sell Registrable Shares in an underwritten offering, which may be either a marketed or non-marketed underwritten offering, subject to certain limitations and participation rights of other parties.

Under the Registration Rights Agreement, the Issuer will indemnify the holders of Registrable Securities and certain persons or entities related to them for certain losses.

Lockup Agreement

On the Closing Date, the SoftBank Holders entered into a Lock-Up Agreement with the Issuer, the Sponsor and certain other parties named therein (the “Lock-Up Agreement”) relating to the Shares held by the SoftBank Holders immediately following the Business Combination (the “Lock-Up Shares”).  Under the Lock-Up Agreement, the SoftBank Holders (and other holders party to the agreement) agreed that they will not sell, offer or agree to sell, assign, pledge, grant any option to purchase, transfer the economic consequences of ownership or otherwise dispose of the Shares during the Lock-Up Period (as defined below), or make any public announcement of an intention to effect any such transaction.  The SoftBank Holders may transfer Shares to certain affiliated persons (“Permitted Transferees”) during the Lock-Up Period.

The “Lock-Up Period” began on the Closing Date and will end with respect to the SoftBank Holders on the earlier of (1) the date that is 180 days after the Closing Date and (2) (A) for 33% of the Lock-up Shares held by the SoftBank Holders and their Permitted Transferees, the date on which the last reported sale price of the Shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least thirty 30 days after the Closing Date and (B) for an additional 50% of the Lock-Up Shares held by the SoftBank Holders and their Permitted Transferees, the date on which the last reported sale price of the Shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date. The Lock-Up Period for other holders party to the Lock-Up Agreement is the same with respect to Shares held by them.

The foregoing description of the Business Combination and associated transactions and agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits 1 and 2 to this Schedule 13D, the Shareholder’s Agreement, which is filed as Exhibit 3 to this Schedule 13D, the Share Repurchase Agreement, which is filed as Exhibit 4 to this Schedule 13D, the Registration Rights Agreement, which is filed as Exhibit 5 to this Schedule 13D and the Lock-Up Agreement, which is filed as Exhibit 6 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

1
Agreement and Plan of Merger, dated as of January 7, 2021, by and among Social Capital Hedosophia Holdings Corp. V, Plutus Merger Sub Inc. and Social Finance, Inc. (incorporated by reference to Exhibit 2.1 to SoFi Technologies’ Registration Statement on Form S-4 filed January 11, 2021).

2
Amendment to Agreement and Plan of Merger, dated as of March 16, 2021, by and among Social Capital Hedosophia Holdings Corp. V, Plutus Merger Sub Inc. and Social Finance, Inc. (incorporated by reference to Exhibit 2.1 to SoFi Technologies’ Current Report on Form 8-K filed on March 16, 2021).

3
Shareholders’ Agreement, by and among the Social Finance, Inc., SoFi Technologies, Inc., SCH Sponsor V LLC , Social Finance, Inc. and the persons identified on the signature pages thereto (incorporated by reference to Exhibit 10.4 to SoFi Technologies’ Current Report on Form 8-K filed on June 4, 2021).

4	Share Repurchase Agreement, dated as of May 28, 2021, between SoftBank Group Capital Limited and SoFi Technologies, Inc.
5	Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to SoFi Technologies’ Current Report on Form 8-K filed on June 4, 2021).
6	Lock-Up Agreement (incorporated by reference to Exhibit 10.8 to SoFi Technologies’ Current Report on Form 8-K filed on June 4, 2021).
7	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021

SOFTBANK GROUP CORP.

	By:	/s/ Natsuko Ohga
	Name:	Natsuko Ohga
	Title:	Head of Corporate Legal

SOFTBANK GROUP CAPITAL LTD

	By:	/s/ Michel Combes
	Name:	Michel Combes
	Title:	Director

SB SONIC HOLDCO (UK) LIMITED

	By:	/s/ Adam Westhead
	Name:	Adam Westhead
	Title:	Director

APPENDIX A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Representative Director & Chairman of SoftBank Corp.	SoftBank Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7529

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Vice Chairman of SoftBank Group Corp., Director and Chairman of SoftBank Investment Advisors (US) Inc., Director and President of Star Bright Holdings Inc.	Star Bright Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Marcelo Claure, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President & COO of SoftBank Group Corp., Director of T-Mobile US, Inc, and Executive Chairman of The We Company

Rajeev Misra, a citizen of the United Kingdom of Great Britain and Northern Ireland SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President of SoftBank Group Corp. and CEO of SB Investment Advisers

Simon Segars*, a citizen of the United Kingdom of Great Britain and Northern Ireland SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; CEO of Arm Limited; and Vice Chairman and Director of Global Semiconductor Alliance	Arm Limited 150 Rose Orchard Way San Jose, CA 95134

Yuko Kawamoto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Director of Thomson Reuters Founders Share Company

Lip-Bu Tan*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Founder and Chairman of Walden International, Inc.; CEO of Cadence Design Systems Inc.; Director of Schneider Electric Corporation

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Representative Director, Chairman of the Board of Directors of MITSUI & CO., LTD.; Counsellor to Bank of Japan; and Director of Isetan Mitsukoshi Holdings Ltd.
MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Associate Professor, Graduate School of Engineering at the University of Tokyo

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO COPORATION

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.; Representative Partner at Yotsuya Partners Accounting Firm; Audit & Supervisory Board Member of Digital Arts Inc.; and Corporate Auditor of KYORITSU PRINTING CO., LTD.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Masato Suzaki**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

*	Director
**	Corporate Auditor

APPENDIX A-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CAPITAL LIMITED

Set forth below is a list of each executive officer and director of SoftBank Group Capital Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Marcelo Claure, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Executive Vice President & COO of SoftBank Group Corp., Director of T-Mobile US, Inc, and Executive Chairman of The We Company

Michel Combes, a citizen of France 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	President of SoftBank Group International

APPENDIX A-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
SB SONIC HOLDCO (UK) LIMITED

Set forth below is a list of each executive officer and director of SB Sonic Holdco (UK) Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Adam Westhead, a citizen of the United Kingdom of Great Britain and Northern Ireland 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director, Legal at SoftBank Group International

Sarah Taylor, a citizen of the United Kingdom of Great Britain and Northern Ireland 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Managing Partner, Global Tax at SoftBank Group International